K&L Gates LLP

70 West Madison Street, Suite 3100

Chicago, Illinois 60602

January 14, 2016

Elisabeth Bentzinger

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Municipal 2021 Target Term Fund; File Numbers: 333-207475; 811-23102

Dear Ms. Bentzinger:

This letter responds to the supplemental comments conveyed via telephone on January 13, 2016 from the staff of the Securities and Exchange Commission (the “SEC”) regarding pre-effective amendment no. 1 (“PEA No. 1”) to the registration statement on Form N-2 (the “Registration Statement”), filed with respect to Common Shares of the Nuveen Municipal 2021 Target Term Fund (the “Registrant” or the “Fund”). For convenience, each of the comments is repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 2 to the Registration Statement, which was filed with the SEC on the date of this letter and is marked to reflect changes from pre-effective amendment no. 1 to the Registration Statement filed on January 6, 2016.

1.	Comment: Please confirm that the Fund’s investments in derivatives will be valued at market value for purposes of calculating “Managed Assets.” We may have further comments.

Response: The Fund’s investments in derivatives will be valued at market value for purposes of calculating Managed Assets, in accordance with the Fund’s valuation procedures. As described in the Prospectus, the Fund’s investment in inverse floating rate securities represents a leveraged investment in underlying municipal bonds which are deposited in a special purpose trust. The special purpose trust issues two types of securities: short-term floating rate securities, which are typically sold to money market funds, and inverse floating rate securities (“inverse floaters”), which are retained by the Fund. Inverse floaters receive the interest equal to the interest from the underlying municipal bonds, less the interest paid to floating rate security holders (and less certain expenses). A financial institution serves as the liquidity provider to provide a liquidity backstop for the floating rate securities issued by the special purpose trust. Generally, any losses incurred by the liquidity provider to the special purpose trust are, by agreement, borne by the Fund as the holder of the inverse floaters.

The Fund accounts for inverse floaters in one of two primary ways. Under either method, the assets in the special purpose trust – the underlying municipal bonds – are valued at “market value” in the manner the Fund values other bonds, by independent pricing services typically utilizing a range of market-based inputs and assumptions, including readily available market quotations obtained from broker-dealers making markets in such instruments, cash flows and transactions for comparable instruments. In valuing municipal securities, the pricing services may also consider, among other factors, the yields or prices of municipal securities of comparable quality, type of issue, coupon, maturity and rating and the obligor’s credit characteristics considered relevant by the pricing service or the designee of the Fund’s Board of Trustees.

With respect to “self-deposited” tender option bond transactions, the Fund accounts for tender option bond transactions as secured borrowings by including the underlying municipal bonds in the special purpose trust as assets in the Portfolio of Investments and the floating rate securities as a liabilities in the Statement of Assets and Liabilities in the Fund’s annual and semi-annual reports. The floating rate securities are valued at face value like any other borrowing. If the Fund is obligated to make the liquidity provider whole if the value of the municipal bonds falls below the face value of the floating rate securities, the Fund would record the negative value (referred to as a “shortfall swap”) as a liability in the Statement of Assets and Liabilities.

With respect to “externally deposited” tender option bond transactions, the Fund accounts for the inverse floaters as assets (by subtracting the face value of the associated floating rate security from the value of the municipal bonds, which are valued using market inputs as described above), and accounts for the “shortfall swap” as a liability if the value of the municipal bonds falls below the face value of the floating rate security.

In either case, as noted above, the portion of assets held in special purpose trusts will be valued using market-based inputs in the manner the Fund values all other municipal bonds and consistent with the Fund’s valuation procedures.

2.	Comment: The prospectus states that, as a non-fundamental investment policy, the Fund may invest no more than 10% of its Managed Assets in “tobacco settlement bonds.” Please include in the Prospectus Summary the risks associated with investing in such securities.

Response: The Registrant has added the following disclosure, which was reflected in the Item 8.3.a. disclosure in PEA No. 1, to the “Special Risk Considerations – Security Level Risks” section of the Prospectus Summary (page 21):

“Tobacco Settlement Bonds Risk. Tobacco settlement bonds are municipal securities that are backed solely by expected revenues to be derived from lawsuits involving tobacco related deaths and illnesses which were settled between certain states and American tobacco companies. Tobacco settlement bonds are secured by an issuing state’s proportionate share in the Master Settlement Agreement (“MSA”). The MSA is an agreement, reached out of court in November 1998 between 46 states and nearly all of the U.S. tobacco manufacturers. Under the terms of the MSA, the actual amount of future settlement payments by tobacco manufacturers is dependent on many factors, including, but not limited to, annual domestic cigarette shipments, reduced cigarette consumption, increased taxes on cigarettes, inflation, financial capability of tobacco companies, continuing litigation and the possibility of tobacco manufacturer bankruptcy. Payments made by tobacco manufacturers could be negatively impacted if the decrease in tobacco consumption is significantly greater than the forecasted decline.”

3.	Comment: The tax discussion states that the Fund invests primarily in securities whose income is exempt from regular U.S. federal income taxation. Please also disclose that the Fund may invest a portion of its assets in securities that generate income that is not exempt from federal or state income tax.

Response: The Registrant has added the following disclosure to the beginning of the last paragraph of the “Tax Matters” section of the prospectus on page 73:

“The Fund’s investment policies permit it to invest a portion of its assets in securities that generate income that is not exempt from U.S. federal or state income tax.”

4.	Comment: The Registration Statement discloses risks relating to investments in tender option bonds. Accordingly, when describing in the Statement of Additional Information (see “Investment Objectives and Policies – Fund Strategy – Portfolio Contents”) the Fund’s investments in municipal securities, please briefly explain that this may include tender option bonds.

Response: The description of the Fund’s investments in municipal securities on page 2 of the Statement of Additional Information has been revised to address tender option bonds, as follows:

“The Fund will invest its assets in a portfolio of municipal securities, including low- to medium-quality securities. Municipal securities include municipal bonds, notes, securities issued to finance and refinance public projects, certificates of participation, inverse floating rate securities, variable rate demand obligations, lease obligations, municipal notes, pre-refunded municipal bonds, private activity bonds, tender option bonds and other forms of municipal bonds and securities, residual interest securities, and other related instruments that create exposure to municipal bonds, notes and securities that provide for the payment of interest income that is exempt from regular federal income tax.”

5.	Comment: The “Share Ownership” table on page 41 of the Statement of Additional Information reflects data as of December 1, 2015. Please revise this table to reflect data as of the most recently completed calendar year. See Instruction 7 to Item 18 of Form N-2.

Response: The Registrant has updated the “Share Ownership” table setting forth the dollar range of equity securities beneficially owned by each trustee, and the related disclosures in the “Share Ownership” section of the Statement of Additional Information, to reflect data as of December 31, 2015.

6.	Comment: The “Other Accounts Managed” disclosures for the Registrant’s portfolio managers reflected on pages 44-45 of the Statement of Additional Information includes information as of October 31, 2015. Instruction 1 to Item 21 of Form N-2 requires that, in the case of an initial registration statement, this information be provided as of the most recent practicable date. Please revise these disclosures to reflect information as of December 31, 2015.

Response: The Registrant has updated the “Other Accounts Managed” tables reflecting data for the Fund’s portfolio managers to include information as of December 31, 2015.

7.	Comment: Please confirm supplementally that the information with respect to the aggregate public offering price, number of shares to be sold in the offering, underwriting syndicate, underwriting discounts and commissions, amount of proceeds and other items dependent upon the offering price, which information has been omitted from the Registration Statement in accordance with Rule 430A under the Securities Act of 1933, as amended (the “1933 Act”), shall be included in a definitive prospectus filed by the Registrant pursuant to Rule 497 within 15 business days after the effective date of the Registration Statement.

Response: Confirmed.

8.	Comment: Please confirm supplementally that the Registrant will include as exhibits to a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act the final versions of the agreements filed as “form of” exhibits to the Registration Statement.

Response: Confirmed.

We believe that this information responds to all of your supplemental comments. If you should require additional information, please call me at 312.807.4295 or Fatima Sulaiman at 202.778.9082.

Very truly yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copies (w/encl.) to G. Zimmerman

                                 D. Wohl

                                 E. Fess

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